Filed Pursuant to Rule 424(b)(5)
Registration No. 333-265979

AMENDMENT NO. 1 DATED August 3, 2023

(To the Prospectus Dated August 4, 2022)

$50,000,000

Common Stock

This Amendment No. 1 to Prospectus (this “Amendment”) amends our prospectus dated August 4, 2022 (File No. 333-265979) (the “Prospectus”) relating to shares of our common stock that may be issued and sold in accordance with the terms of a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“TD Cowen”). This Amendment should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We entered into the Sales Agreement with TD Cowen relating to common stock offered by the Prospectus, as amended by this Amendment. In accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $50,000,000 from time to time through TD Cowen acting as a sales agent. As of the date of this Amendment, we have not sold any shares of common stock pursuant to the Sales Agreement and the Prospectus.

We are no longer subject to the General Instruction I.B.6. of Form S-3 as the aggregate market value of our common stock held by non-affiliates equaled or exceeded $75,000,000 as of May 18, 2023. Our common stock is listed on The Nasdaq Global Select Market under the symbol “ELEV.” The last reported sale price of our common stock on The Nasdaq Global Select Market on July 27, 2023 was $1.25 per share.

Sales of our common stock, if any, under the Prospectus, as amended by this Amendment, may be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. TD Cowen is not required to sell any specific number or dollar amount of securities, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between TD Cowen and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The compensation to TD Cowen for sales of common stock sold pursuant to the Sales Agreement will be equal to 3.0% of the aggregate gross proceeds of any shares of common stock sold under the Sales Agreement. In connection with the sale of the common stock on our behalf, TD Cowen will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of TD Cowen will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to TD Cowen with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act. See “Plan of Distribution” beginning on page 18 of the Prospectus for additional information regarding the compensation for TD Cowen.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read “Risk Factors” beginning on page 5 of the Prospectus and contained in the documents we incorporate by reference in the Prospectus, as amended by this Amendment, to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Amendment and the Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

TD Cowen

The date of this Amendment No. 1 to Prospectus is August 3, 2023.

Amendment No. 1 to Prospectus

ABOUT THIS AMENDMENT TO PROSPECTUS

The Prospectus, as amended by this Amendment, is part of a registration statement that we filed on Form S-3 with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may from time to time sell shares of our common stock having an aggregate offering price of up to $250,000,000. Under the Prospectus, as amended by this Amendment, we may from time to time sell shares of our common stock having an aggregate offering price of up to $50,000,000, at prices and on terms to be determined by market conditions at the time of the offering. The $50,000,000 of shares of our common stock that may be sold under the Prospectus, as amended by this Amendment, are included in the $250,000,000 of shares of common stock that may be sold under the registration statement.

The Prospectus, as amended by this Amendment, describes the terms of this offering of common stock and also adds to and updates information contained in the documents incorporated by reference into the Prospectus, as amended by this Amendment. To the extent there is a conflict between the information contained in the Prospectus, as amended by this Amendment, on the one hand, and the information contained in any document incorporated by reference into the Prospectus that was filed with the SEC before the date of the Prospectus, as amended by this Amendment, on the other hand, you should rely on the information in the Prospectus, as amended by this Amendment. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference into the Prospectus, as amended by this Amendment—the statement in the document having the later date modifies or supersedes the earlier statement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We have not, and TD Cowen has not, authorized anyone to provide you with any information other than that contained or incorporated by reference in this Amendment, the Prospectus or in any related free writing prospectus to which we have referred you. Neither we nor TD Cowen take any responsibility for and can provide no assurance as to the reliability of, any other information others may give you. We are not, and TD Cowen is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should assume that the information appearing in this Amendment, the Prospectus, the documents incorporated by reference herein and therein and any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this Amendment, the Prospectus, the documents incorporated by reference herein and therein and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision.

When we refer to “Elevation,” “Elevation Oncology,” “we,” “our,” “us,” the “Registrant,” the “Company” and “our company” in the Prospectus, we mean Elevation Oncology, Inc., a Delaware corporation, unless otherwise specified.

The mark “Elevation Oncology, Inc.”, the Elevation Oncology logo and all product candidate names are our common law trademarks. All other service marks, trademarks and tradenames appearing in the Prospectus, as amended by this Amendment, are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in the Prospectus, as amended by this Amendment, appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

THE OFFERING

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere or incorporated by reference in this Amendment and the Prospectus. Before you decide to invest in our common stock, you should read this entire Amendment and the Prospectus carefully, including the risk factors and the financial statements and related notes included or incorporated by reference in, the Prospectus.

Common stock offered by us Common stock to be outstanding immediately after this offering

Shares of our common stock having an aggregate offering price of up to $50,000,000.

Up to 82,381,952 shares, assuming sales of 40,000,000 shares of our common stock in this offering at an offering price of $1.25 per share, which was the last reported sale price of our common shares on The Nasdaq Global Select Market on July 27, 2023. The actual number of shares issued will vary depending on the sales price under this offering. See “Dilution” beginning on page S-5 of this Amendment for more information.

Plan of Distribution	“At the market offering” that may be made from time to time through our sales agent, TD Cowen. See “Plan of Distribution” on page S-7 of this Amendment.
Use of Proceeds

We currently intend to use the net proceeds from this offering primarily to fund clinical development of our lead product candidate EO-3021, an antibody-drug conjugate (“ADC”) that has been designed to selectively deliver a cytotoxic payload directly to cancer cells expressing Claudin 18.2, and other general corporate purposes. See “Use of Proceeds” on page S-4 of this Amendment.

Risk Factors

Investing in our common stock involves significant risks. See “Risk Factors” on page S-3 of this Amendment and page 5 of the Prospectus, and under similar headings in other documents incorporated by reference into the Prospectus.

The Nasdaq Global Select Market Symbol	“ELEV”

RISK FACTORS

Investment in any securities offered pursuant to the Prospectus involves risks. You should carefully consider the risk factors described below, in the Prospectus, in any related free writing prospectus, and under the caption “Risk Factors” contained in our most recent Annual Report on Form 10-K and any updates to those risk factors in subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into this Amendment and the Prospectus in their entirety, any amendment or update thereto reflected in subsequent filings with the SEC, including in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and all other information contained or incorporated by reference in the Prospectus, as amended by this Amendment, as updated by our subsequent filings under the Exchange Act. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities.

Additional Risks Related to This Offering

If you purchase shares of our common stock sold in this offering, you may experience immediate and substantial dilution in the net tangible book value of your shares. In addition, we may issue additional equity or convertible debt securities in the future, which may result in additional dilution to you.

The price per share of our common stock being offered may be higher than the net tangible book value per share of our outstanding common stock prior to this offering. Assuming that an aggregate of 40,000,000 shares of our common stock are sold at a price of $1.25 per share, the last reported sale price of our common stock on The Nasdaq Global Select Market on July 27, 2023, for aggregate gross proceeds of approximately $50,000,000, and after deducting commissions and estimated offering expenses payable by us, new investors would not suffer any immediate dilution. However, if a new investor purchases shares to be sold in this offering at a per share price above the adjusted net tangible book value per share of our common stock, you could suffer immediate and substantial dilution. Such dilution would equal the difference between the as adjusted net tangible book value per share of our common stock and the offering price. For a more detailed discussion of the foregoing, see the section entitled “Dilution” below. To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors. In addition, to the extent we need to raise additional capital in the future and we issue additional shares of common stock or securities convertible or exchangeable for our common stock, our then existing stockholders may experience dilution and the new securities may have rights senior to those of our common stock offered in this offering.

USE OF PROCEEDS

We may issue and sell shares of our common stock having aggregate gross sales proceeds of up to $50,000,000 from time to time. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will sell any shares under or fully utilize the Sales Agreement as a source of financing.

We currently intend to use the net proceeds from the sale of securities under the Prospectus, as amended by this Amendment, together with our existing cash, cash equivalents and marketable securities, primarily to fund clinical development of our lead product candidate EO-3021, an ADC that has been designed to selectively deliver a cytotoxic payload directly to cancer cells expressing Claudin 18.2, and other general corporate purposes.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials and other development efforts and other factors described under “Risk Factors” in the Prospectus, this Amendment, and the documents incorporated by reference herein and therein, as well as the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term or long-term, investment-grade, interest-bearing securities.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value of our common stock as of June 30, 2023 was approximately $72.2 million, or approximately $1.70 per share of common stock based upon 42,381,952 shares outstanding. Historical net tangible book value per share is equal to our total tangible assets, less our total liabilities, divided by the total number of shares outstanding as of June 30, 2023.

After giving effect to the sale of our common stock in the aggregate amount of $50,000,000 at an assumed offering price of $1.25 per share, the last reported sale price of our common stock on The Nasdaq Global Select Market on July 27, 2023, and after deducting commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2023 would have been approximately $122.2 million, or $1.48 per share of common stock. This represents an immediate decrease in net tangible book value of $0.22 per share to our existing stockholders and an immediate increase in net tangible book value of $0.23 per share to new investors in this offering.

The following table illustrates this calculation on a per share basis. The as-adjusted information is illustrative only and will adjust based on the actual price to the public, the actual number of shares sold and other terms of the offering determined at the time shares of our common stock are sold pursuant to the Prospectus, as amended by this Amendment. The as-adjusted information assumes that all of our common stock in the aggregate amount of $50,000,000 is sold at the assumed offering price of $1.25 per share, the last reported sale price of our common stock on The Nasdaq Global Select Market on July 27, 2023. The shares sold in this offering, if any, will be sold from time to time at various prices:

Assumed public offering price per share	$1.25
Historical net tangible book value per share as of June 30, 2023	$1.70
Decrease in net tangible book value per share attributable to new investors purchasing shares in this offering	$(0.22)
As adjusted net tangible book value per share after giving effect to the offering	$1.48
Increase in net tangible book value per share attributable to new investors in this offering	$0.23

The number of shares of our common stock to be outstanding after this offering is based on 42,381,952 shares of our common stock outstanding as of June 30, 2022, and excludes treasury shares, as well as:

●	22,250,000 shares of common stock issuable upon the exercise of purchase warrants outstanding as of June 30, 2023 with an exercise price of $2.25 per share;
●	4,440,000 shares of common stock issuable upon the exercise of pre-funded warrants outstanding as of June 30, 2023 with an exercise price of $0.0001 per share;
●	339,725 shares of common stock issuable upon the exercise of common stock warrants outstanding as of June 30, 2023 with an exercise price of $1.3246 per share;
●	4,419,549 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2023, under our 2019 Equity Incentive Plan and our 2021 Equity Incentive Plan with a weighted-average exercise price of $3.03 per share;
●	88,433 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2023, with a weighted-average exercise price of $1.51 per share;
●	196,522 shares of our common stock issuable upon the vesting and settlement of restricted stock units, or RSUs, outstanding as of June 30, 2022; and
●	1,961,840 additional shares of common stock reserved for future issuance under our stock-based compensation plans as of June 30, 2023, consisting of (i) 1,268,434 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan as of June 30, 2023 and (ii) 693,406 shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan as of June 30. 2023.

Except as otherwise indicated, all information in the Prospectus, as amended by this Amendment, does not assume or give effect to any exercise of outstanding options or warrants after June 30, 2023.

PLAN OF DISTRIBUTION

We previously entered into a sales agreement with TD Cowen on July 1, 2022, or Sales Agreement, under which we may issue and sell from time to time up to $50,000,000 of our common stock through or to TD Cowen as our sales agent. This Amendment is offering of up to an aggregate of $50,000,000 in shares of our common stock. Sales of our common stock, if any, will be made at market prices by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on The Nasdaq Global Select Market or any other existing trading market for our common stock. A copy of the Sales Agreement that we entered into with TD Cowen is filed as an exhibit to the registration statement of which the Prospectus, as amended by this Amendment, forms a part.

TD Cowen will offer our common stock subject to the terms and conditions of the Sales Agreement on a daily basis or as otherwise agreed upon by us and TD Cowen. We will designate the maximum amount of common stock to be sold through TD Cowen on a daily basis or otherwise determine such maximum amount together with TD Cowen. Subject to the terms and conditions of the Sales Agreement, TD Cowen will use its commercially reasonable efforts to sell on our behalf all of the shares of common stock requested to be sold by us. We may instruct TD Cowen not to sell common stock if the sales cannot be effected at or above the price designated by us in any such instruction. TD Cowen or we may suspend the offering of our common stock being made through TD Cowen under the Sales Agreement upon proper notice to the other party. TD Cowen and we each have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in each party’s sole discretion at any time.

The aggregate compensation payable to TD Cowen as sales agent is equal to 3.0% of the gross proceeds of the shares sold through it pursuant to the Sales Agreement. We have also agreed to reimburse TD Cowen up to an aggregate of $75,000 of any actual outside legal expenses incurred by TD Cowen in connection with this offering and certain ongoing expenses. We estimate that the total expenses of the offering payable by us, excluding commissions payable to TD Cowen under the Sales Agreement, will be approximately $350,000.

The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such common stock.

TD Cowen will provide written confirmation to us following the close of trading on The Nasdaq Global Select Market on each day in which common stock is sold through it as sales agent under the Sales Agreement. Each confirmation will include the number of shares of common stock sold through it as sales agent on that day, the volume weighted average price of the shares sold, the percentage of the daily trading volume and the net proceeds to us.

We will report at least quarterly the number of shares of common stock sold through TD Cowen under the Sales Agreement, the net proceeds to us and the compensation paid by us to TD Cowen in connection with the sales of common stock.

Settlement for sales of common stock will occur, unless the parties agree otherwise, on the second business day that is also a trading day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sales of our common stock on our behalf, TD Cowen will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to TD Cowen will be deemed to be underwriting commissions or discounts. We have agreed in the Sales Agreement to provide indemnification and contribution to TD Cowen against certain liabilities, including liabilities under the Securities Act. As sales agent, TD Cowen will not engage in any transactions that stabilizes our common stock.

Our common stock is listed on The Nasdaq Global Select Market and trades under the symbol “ELEV.” The transfer agent of our common stock is American Stock Transfer & Trust Company, LLC.

TD Cowen and/or its affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees.

LEGAL MATTERS

Fenwick & West LLP, San Francisco, California, will pass upon certain legal matters relating to the issuance and sale of the securities offered hereby on behalf of Elevation Oncology, Inc. Cowen and Company, LLC is being represented in connection with this offering by Cooley LLP, New York, New York.